# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALKAMI TECHNOLOGY, INC., CIK 0001529274
CUSIP: 01644J108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 5601 Granite Parkway, Suite 120, Plano, Texas (TX), 75204
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-22-004704
Filed by CIK 0001855290

## Reporting persons
- ARG Private Equity II, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Oklahoma (OK); does not affirm membership in a group (box b); sole voting power 2,521,611; shared voting power 0; sole dispositive power 2,521,611; shared dispositive power 0; aggregate amount beneficially owned 2,521,611 (2.51% of the class)
  Comment: 1 For purposes of calculating beneficial ownership in this statement on this Schedule 13G/A as of December 31, 2024, the total number of shares of Common Stock outstanding is 100,496,654 as of September 30, 2024, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed on October 31, 2024 with the Securities and Exchange Commission. The percentage provided represents the number of shares of Common Stock beneficially owned by the applicable Reporting Person divided by the number of shares of Common Stock outstanding as reported by the Issuer.
- KAISER GEORGE B: type of reporting person: individual (IN); citizenship or place of organization: Oklahoma (OK); does not affirm membership in a group (box b); sole voting power 6,566,395; shared voting power 0; sole dispositive power 6,566,395; shared dispositive power 0; aggregate amount beneficially owned 6,566,395 (6.53% of the class)

## Item 1. Issuer
Name of issuer: ALKAMI TECHNOLOGY, INC.
Address of issuer's principal executive offices: 5601 Granite Parkway, Suite 120, Plano, Texas, 75204

## Item 2. Person Filing
Name of person filing: This Schedule 13G/A with respect to the Common Stock is filed by ARG Private Equity II, LLC ("ARG") and George B. Kaiser. Mr. Kaiser is the sole Class A member of ARG and by virtue of such position is deemed to have beneficial ownership of the Common Stock held by ARG.
Address of principal business office or, if none, residence:
The address of the principal business office of ARG is 6733 South Yale Avenue, Tulsa, Oklahoma, 74136.

The address of the principal business office of Mr. Kaiser is 6733 South Yale Avenue, Tulsa, Oklahoma, 74136.
Citizenship: ARG was organized, associated or formed under the laws of the State of Oklahoma. Mr. Kaiser is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
For purposes of calculating beneficial ownership in this statement on this Schedule 13G/A, the total number of shares of Common Stock outstanding is 100,496,654 as of September 30, 2024, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed on October 31, 2024 with the Securities and Exchange Commission. The percentage provided represents the number of shares of Common Stock beneficially owned by the applicable Reporting Person divided by the number of shares of Common Stock outstanding as reported by the Issuer.

Mr. Kaiser holds directly 4,044,784 shares of Common Stock of the Issuer. 2,521,611 shares of Common Stock of the Issuer are held directly by ARG and deemed beneficially owned by Mr. Kaiser. Mr. Kaiser disclaims beneficial ownership of such shares held directly by ARG except to the extent of his pecuniary interest therein.

As of December 31, 2024, the Reporting Persons owned the following number of shares of the Issuer's Common Stock:

ARG - 2,521,611 shares
George B. Kaiser - 6,566,395 shares
Percent of class:
ARG - 2.51%
George B. Kaiser - 6.53%
Sole power to vote or to direct the vote:
ARG - 2,521,611 shares
George B. Kaiser - 6,566,395 shares
Shared power to vote or to direct the vote:
ARG -0- shares
George B. Kaiser -0- shares
Sole power to dispose or to direct the disposition:
ARG - 2,521,611 shares
George B. Kaiser - 6,566,395 shares
Shared power to dispose or to direct the disposition:
ARG -0- shares
George B. Kaiser -0- shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A (99.1) - Joint Filing Agreement by and among George B. Kaiser and ARG Private Equity II, LLC filed with the Schedule 13G on February 11, 2022 and incorporated by reference herein.

## Signatures
- ARG Private Equity II, LLC: /s/ Robert Waldo, Robert Waldo/Manager (02/05/2025)
- KAISER GEORGE B: /s/ Robert Waldo, Attorney-in-Fact, George B. Kaiser (02/05/2025)